UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (3) OF THE MINUTES OF THE 253rd MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 27, 2020

As Secretary of the Board of Directors’ Meeting, I CERTIFY that item (3) “Authority Level Matrix” of the Minutes of the 253rd Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization (the “Company”) held on May 27, 2020 at 9:30 a.m., by video conference, read as follows:

“Moving on to item (3) of the Agenda, pursuant to the first paragraph of article 31 of the Company’s Bylaws, Mr. Antonio Rabelo presented a proposal to maintain the Authority Level Matrix of the Company’s Board of Executive Officers, approved on January 29 2020, considering that the Authority Level Matrix is consistent with the Company's management needs. The Board of Directors unanimously approved the proposal, which is incorporated as Annex I to these minutes.”

All members of the Board of Directors were present at the meeting and affixed their signatures: Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky (Vice-Chairman), Mr. José Mauro M. Carneiro da Cunha, Mr. Marcos Bastos Rocha, Ms. Maria Helena dos Santos F. Santana, Mr. Roger Solé Rafols, Mr. Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Jr, Mr. Wallim C. de Vasconcellos Junior and Ms. Claudia Quintella Woods.

Rio de Janeiro, May 27, 2020.

Luciene Sherique Antaki

Secretary of the Meeting

ANNEX I

TO THE MINUTES OF THE 253rd MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 27, 2020

AUTHORITY LEVEL MATRIX

Oi S.A. – In Judicial Reorganization

The Board of Directors of Oi S.A. - In Judicial Reorganization (the “Company”), at meetings held on February 21, 2019, May 29, 2019, January 29, 2020 and May 27, 2020, pursuant to the applicable legal provisions and clauses 31 and 38 of the Company's Bylaws, resolved to approve the following Authority Level Matrix, which applies to the Company and all its controlled subsidiaries (collectively, the “Companies”):

Clause 1. In addition to the duties provided for by law and in the Company's Bylaws, subject to the provisions of clause 31, Paragraph 1 and clause 38 of the Company’s Bylaws, the Company's Board of Executive Officers, as a collegiate body, is responsible for:

I. Authorizing the sale, by the Company or any of its subsidiaries, of assets currently integrated or to be integrated into its fixed assets, as the case may be, in the individual amount of up to R$10,000,000.00 (ten million reais) and the encumbrance, by the Company or its subsidiaries, in the amount of up to R$10,000,000.00 (ten million reais), of assets comprising its fixed assets;

II. Authorizing the entering into of contracts in general, including amendments, agreements or covenants that constitute encumbrances, obligations and commitments, in the ordinary course of business of the Company and its subsidiaries, which individual or aggregate value represents a responsibility on the part of the Company of: i) up to R$60,000,000.00 (sixty million reais) when allocated to operating expenses and ii) up to R$100,000,000.00 (one hundred million reais) when allocated to capital expenditures;

II.a. Specifically with regard to the undertaking of a joint venture, the Board of Executive Officers, by resolution, is responsible for authorizing the establishment of such committee, by the Company or its subsidiaries, in  an amount of up to R$30,000,000.00 (thirty million reais), when the corresponding contract is entered into with third parties (companies that are not parebts of, controlled by or affiliated with the Company);

III. Authorizing the issuance of guarantees in general by the Company or its subsidiaries, in favor of third parties, in an amount of up to R$30,000,000.00 (thirty million reais), per transaction;

IV. To resolve on the waiver of rights and transactions (article 840 et seq. of the Civil Code) of any nature, by the Company or its subsidiaries, which individually or in the aggregate represents up to R$30,000,000.00 (thirty million reais);

V. Deliberating the execution by the Company or its subsidiaries of loan agreements, financings or other transactions related to the incurrence of indebtedness on the part of the Company or its subsidiaries, commercial leases and the issuance of promissory notes, in individual or aggregate amounts with a single counterparty, of up to R$100,000,000.00 (one hundred million reais);

VI. Authorizing the Company or its subsidiaries to perform pro bono services for the benefit of (i) its employees and/or (ii) the community, for a total aggregate amount of up to R$3,000,000.00 (three million reais) per fiscal year, in compliance with the Company's Donation Policy. It should be noted in the case of each approved service whether the benefitting party falls under (i) or (ii) of this item VI.

Paragraph 1       In any of the situations described in items I through VI of this clause, where more than one transaction has a singular purpose, including the execution of amendments, the aggregate value of such transactions must be evaluated every 12 months, for the purpose of applying the authority levels of the Board of Executive Officers.

Paragraph 2.      In the case of items I, III, IV, V and VI of this clause, where the amount of the service or contract is less than R$5,000,000.00 (five million reais), and in the case of item II, where the amount of the service or contract is less than R$30,000,000.00 (thirty million reais), the provisions of clause 37 of the Bylaws shall apply and no deliberation by the Board of Executive Officers shall be required. Deliberation of the Board of Executive Officers shall be required in the case of items I, III, IV, V and VI, where the amount of the service or contract is equal to or greater than R$5,000,000.00 (five million reais) and in the case of item II when the amount of the service or contract is equal to or greater than R$30,000,000.00 (thirty million reais).

Paragraph 3.      In the case of items I through VI of this clause, the Board of Executive Officers shall approve, and approval by the Board of Directors shall not be necessary, for any intercompany service or agreement, including joint ventures, subject to clause 3 below. A transaction will be considered intercompany whenever it involves only and exclusively the Company and/or its direct of indirect subsidiaries. The Board of Executive Officers shall also decide on entering into foreign exchange transactions for the availability of foreign currency for use abroad, where such transactions are carried out between checking accounts under the same ownership, regardless of the amount.

Paragraph 4.      The approval of investments and divestitutres made by the Company or its subsidiaries in the capital of other companies shall be the responsibility of the Board of Directors, regardless of the amount involved.

Paragraph 5.      The Board of Executive Officers shall establish, within the limits of authority set by the Board of Directors for the Board of Executive Officers under the terms of this article, the limits on authority throughout the Company’s administrative organization.

Clause 2. The Board of Directors shall deliberate about service, contracts, transactions or operations of any nature that exceed the limits set forth in this Authority Level Matrix for the Board of Executive Officers.

Clause 3. The Board of Executive Officers shall prepare a quarterly report, for the Board of Directors' consideration, regarding intercompany joint ventures for any amounts over R$50,000,000.00 (fifty million reais), entered into within the specified time period by the Company.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer